Filed pursuant to Rule 433

Issuer Free Writing Prospectus, dated September 11, 2012

Supplementing the Preliminary Prospectus Supplement, dated September 11, 2012

Registration No. 333-162123

D.R. Horton, Inc.

$350,000,000 4.375% Senior Notes due 2022

Pricing Supplement

The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement.

Issuer	D.R. Horton, Inc.

Aggregate Principal Amount	$350,000,000

Title of Security	4.375% Senior Notes due 2022 (the “Notes”)

Maturity Date	September 15, 2022

Coupon	4.375%

Public Offering Price	100.000% plus accrued interest, if any, from September 14, 2012

Yield to Maturity	4.375%

Spread to Benchmark Treasury	+268 basis points

Benchmark Treasury	1.625% due August 15, 2022

Benchmark Treasury Price and Yield	99-12+; 1.692%

Interest Payment Dates	March 15 and September 15 of each year, beginning on March 15, 2013

Record Dates	March 1 and September 1 of each year

Optional Redemption	Prior to June 15, 2022, at the greater of par and make whole at Treasury plus 50 basis points, plus accrued and unpaid interest to the date of redemption. On or after June 15, 2022, at par, plus accrued and unpaid interest to the date of redemption.

Underwriting Discount	0.800%

Trade Date	September 11, 2012

Settlement Date	September 14, 2012 (T+3)

Expected Ratings*	Ba2 (Moody’s)/BB- (S&P)/BB (Fitch) (positive/positive/positive)

CUSIP/ISIN Numbers	CUSIP: 23331A BE8

ISIN: US23331ABE82

Sole Book-Running Manager	RBS Securities Inc.

Co-Managers	Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
UBS Securities LLC
Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and a related prospectus supplement) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents D.R. Horton, Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus supplement and accompanying prospectus may be obtained by calling RBS Securities Inc. toll-free at 1-866-884-2071 or at the following address: RBS Securities Inc., 600 Washington Boulevard, Stamford, CT 06901 Attn: High Yield Debt Capital Markets Syndicate.

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